Pepper Hamilton LLP

          Attorneys at Law

400 Berwyn Park

899 Cassatt Road

Berwyn, PA 19312-1183

610.640.7800

Fax 610.640.7835

John P. Duke

direct dial: 610.640.7839

direct fax: 267.200.0753

dukej@pepperlaw.com

April 12, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Kenexa Corporation (f/k/a TalentPoint Inc.);
Registration Statement on Form S-1

Ladies and Gentlemen:

Enclosed for filing under the Securities Act of 1933, as amended, is the Registration Statement on Form S-1 of Kenexa Corporation. This will be the initial public offering of shares of Kenexa Corporation’s common stock.

Please direct any questions regarding this filing to me at 610.640.7839.

Best regards,

/s/ JOHN P. DUKE
John P. Duke

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